4055 Valley View Lane, Suite 1000 Dallas, Texas 75244 972.371.1589 - Telephone 972.458.2567 - Fax www.carreker.com

October 6, 2005

United States Securities and Exchange Commission

Attn:  Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Carreker Corporation Commission File No.:  0-24201
Form 10-K:  For the Fiscal Year ended January 31, 2005
Filed:  April 11, 2005

Dear Ms. Collins:

Set forth below are the responses of Carreker Corporation (“the Company”) to your comment letter dated September 20, 2005.

For your convenience, the Commission’s comments have been repeated herein and are highlighted in bold font, with the Company’s response immediately following each of the Commission’s comments.

Note 2:  Summary of Significant Accounting Procedures – Accounts Receivable and Concentration of Credit Risk, page 66

1.              We note that you present accounts receivable net of related deferred revenue and deferred revenue net of related accounts receivable.  Explain the basis for this presentation and provide the authoritative accounting literature that supports your presentation.

Response from Carreker Corporation:

The Company’s policy is to present deferred revenue on the consolidated balance sheet net of any related accounts receivable balances.  Therefore, only cash received in advance of revenue recognition is contained in the deferred revenue caption in the balance sheet.  The accounting guidance on this topic is not specific; however, the Company believes this is a reasonable presentation of deferred revenue and the related accounts receivable based on the following considerations:

•                  The Company’s policy is to recognize maintenance revenue only if the cash has been received from the customer.  The receipt of a cash payment currently serves as the acknowledgement from the customer that there is a commitment to renew their optional maintenance contract.  Therefore, the Company has concluded that recording the deferred maintenance revenue and related accounts receivable prior to the receipt of cash would not be appropriate.

•                  The majority of the Company’s license arrangements have services that have been deemed essential to the functionality of the software license.  Therefore, the majority of the Company’s software license revenues are recognized as the essential services are performed through the application of contract accounting.  Although both the license and service arrangements contain specific billing and payment terms, the Company believes it should not record the accounts receivable and related deferred revenue in the balance sheet unless cash is received in advance of the revenue recognition (i.e., performance of the essential services).

•                  Although there is no specific authoritative accounting literature, we believe providing the gross amounts of both accounts receivable and deferred revenue in the tables in Note 2 on pages 66 and 72 provides the user with important insight and metrics for our business.

Note 2:  Summary of Significant Accounting Procedures – Revenue Recognition, page 69

2.              On page 8, you indicate that the Company delivers software and consulting services through third party web-hosting.  Tell us the name of third party web-hosting arrangements, your revenue recognition policy for these arrangements and how you considered EITF 00-3 in accounting for these arrangements.  Further tell us the significance of revenues from hosting arrangements and where these revenues are reported in your Consolidated Statements of Operations.

Response from Carreker Corporation:

The Company uses a third party web-hosting company named VeriCenter to host our Cash product group software applications contained within our Global Payments Technologies business segment.

The amount of revenue derived from these web-hosting arrangements has not been material and specifically totaled $251,000, $199,000 and $78,000 in the years ended January 31, 2005, 2004 and 2003, respectively.  Our typical contract for these web-hosted arrangements does not permit a customer to take possession of the software and therefore SOP 97-2 does not apply, as discussed in EITF 00-3.  Our revenue recognition policy for these arrangements is to recognize the fees on a subscription (i.e., ratably or monthly) basis over the term of the arrangement.  These fees are recorded within the “Software license fees” caption of our consolidated statements of operations.

Note 2:  Summary of Significant Accounting Procedures – Other Income (Expense), page 73

3.              We note you have a 51% interest in Carretek LLC and record the minority shares of loss of $794,000 and $263,000 in other income (expense) for fiscal year 2005 and 2004, respectively.  We also note that the minority interest is not presented separately in your Consolidated Balance Sheets.  Tell us where the minority interest is reported in your Consolidated Balance Sheets and how you considered Rule 5-02(27) of Regulation S-X in your presentation.  Also, clarify if the minority investors are obligated to fund the losses beyond the capital they have invested.

Response from Carreker Corporation:

The minority interest was a receivable of $36,616 and is contained in the “Other assets” caption in our consolidated balance sheet at January 31, 2005.  Separate presentation was not considered necessary due to the immateriality of the amount involved.  No preferred stock or dividends have been required in the capital structure of Carretek LLC, and therefore we do not believe Rule 5-02(27) of Regulation S-X applied to our disclosure.

Through mutual agreement of the Company and the minority investor, the Company and the minority investor periodically forecast the operations and cash needs of Carretek LLC and make capital contributions in proportion to their ownership interests such that neither party is exposed to losses beyond their proportionate ownership interests.  As such, the Company does not carry significant receivables from the minority investor.  Although capital contributions had been in the form of equity and notes payable as disclosed in the notes to the financial statements, it was the intent of the parties that they each fund losses in proportion to their ownership interests.  Consequently, in August 2005, the Company and the minority investor both converted their notes payable to equity capital.  Both parties continue to fund losses in proportion to their respective ownership interests with additional equity contributions.

Note 14:  Related Party Transaction, page 91

4.              We note that you loaned $500,000 to a former officer of the Company and eventually wrote off the balance to zero.  Please tell us why this loan was “deemed worthless.”

Response from Carreker Corporation:

In March 2001, the Company loaned $500,000 to Mr. Robert E. Hall.  The note from Mr. Hall was a non-recourse loan collaterized solely by shares of Exchange Applications, Inc. (Trading Symbol “EXAP”), and was due in full on March 30, 2004.  Mr. Hall resigned from Carreker Corporation in 2002.  From the inception of the loan, we reviewed the collateral on a quarterly basis and incrementally wrote down the carrying value of the loan as the stock declined in value, as we deemed the decline to be a permanent impairment of collateral.  The stock is no longer a listed security and the last SEC filing for Exchange Applications, Inc. appears to have been in November 2002.

In addition to the information provided above, the Company also acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 972-371-1454 or via fax at 972-458-2567.

By:	/s/ Lisa K. Peterson	Date:	October 6, 2005
Lisa K. Peterson
Executive Vice President and
Chief Financial Officer

cc:                                 Kari Jin, Staff Accountant
Tom Ferraro, Senior Staff Accountant